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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

960 377 109

(Cusip Number)

Kenneth S. Siegel, Esq.
Executive Vice President, General Counsel and Secretary
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(914) 640-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
153 E. 53rd Street
New York, NY 10022
(212) 446-4800

February 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960 377 109			Page 2 of 8

1.	Name of Reporting Person: WHLP Acquisition LLC		I.R.S. Identification Nos. of above persons (entities only): 52-1193298

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 33,799

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 33,799

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.9%

14.	Type of Reporting Person (See Instructions): OO

2

CUSIP No.			Page 3 of 8

1.	Name of Reporting Person: Starwood Hotels & Resorts Worldwide, Inc.		I.R.S. Identification Nos. of above persons (entities only): 52-1193298

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 33,799

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 33,799

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.9%

14.	Type of Reporting Person (See Instructions): CO

3

     Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the unit of limited partnership interest (“Unit”) in Westin Hotels Limited Partnership, a Delaware limited partnership (the “Issuer”). The name and address of the principal executive offices of the Issuer are 1111 Westchester Avenue, White Plains, NY 10604.

     Item 2. Identity and Background.

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”).

     (a)-(c) This statement is being filed by WHLP Acquisition LLC (“Acquisition LLC”), a Delaware limited liability company, and Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), a Maryland corporation (collectively, the “Reporting Persons”).

     Acquisition LLC is a Delaware limited liability company formed for the sole purpose of investing in the Units. The sole member of Acquisition LLC is Starwood. Starwood is a hotel and leisure company with brand names that include Sheraton®, Westin®, Four Points®, St. Regis®, W®, and The Luxury Collection®. The principal executive offices of the Reporting Persons are located at 1111 Westchester Avenue, White Plains, NY 10604.

     (d)-(e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by the Reporting Persons to purchase the 33,799 Units is $24,842,265. All of such funds have been or will be paid from Starwood’s cash on hand.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

     Item 4. Purpose of Transaction.

     The Reporting Persons acquired their beneficial interest in Units as a result of their tender offer for all Units made pursuant to their Offer to Purchase and Solicitation Statement, dated November 4, 2003, as amended and supplemented (the “Offer”). The purpose of the Offer was to invest in, and potentially to acquire control of the entire equity interest in, the Issuer. The investment allows the Reporting Persons to enjoy the following benefits with respect to the Units they beneficially own: (i) the right to benefit from any appreciation in the value of the Issuer or its primary asset, the Westin Michigan Avenue Hotel (the “Hotel”), (ii) the right to receive distributions after either a sale of the Hotel or a refinancing of the loan secured by the Hotel, if any, or (iii) the right to benefit from any cash distributions from the Issuer in the ordinary course of business.

     The Reporting Persons may seek to acquire additional Units through open market purchases, privately negotiated transactions, a tender or exchange offer or other transaction or combination of the foregoing on such terms and at such prices as the Reporting Persons may determine, which may be different from the price paid in the Offer. The Reporting Persons also reserve the right to dispose of Units that they have acquired or may acquire.

     Prior to the recent announcement by Kalmia Investors, LLC (“Kalmia”), another beneficial owner of Units, that it intended in the near future to call for a vote by the limited partners of the Issuer to seek to replace the general partner of the Issuer and instruct the new general partner of the Issuer to auction the Hotel and conduct a liquidation of the Issuer, the Reporting Persons had no plans to effect any extraordinary transactions involving the Issuer’s property and did not expect to change the board of directors of the general partner of the Issuer or the management or operations of the Issuer. As a result of Kalmia’s actions, however, the Reporting Persons are considering a variety of possible actions, which could include supporting an auction or other sale of the Issuer or the Hotel initiated by another person or participating as a potential purchaser in such an auction or sale.

     In connection with the Offer, the Reporting Persons have implemented an information screen intended to prevent the unintended exchange of information between the Reporting Persons, their affiliates and legal counsel, on the one hand, and the general partner of the Issuer, its financial advisors and legal counsel, on the other hand, with respect to certain matters related to the Offer and other tender offers for Units, including by Kalmia. The primary purpose of the information screen was to seek to create a structure under which the Offer was treated, to the greatest extent possible, as an arms-length transaction. Starwood has made no decision as to whether the information screen will remain in place while any strategic alternatives are being considered or while Kalmia is pursuing its plans.

     Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own an aggregate of 33,799 Units, or approximately 24.9% of the total issued and outstanding Units of the Issuer. This number includes (i) 31,544 Units the transfer of which is expected to be recognized by the Issuer on March 31, 2004 (the “March Units”), (ii) 1,670 Units the transfer of which is expected to by recognized by the Issuer on June 30, 2004 (the “June Units”) and (iii) 585 Units the transfer of which is expected to be recognized by the Issuer on September 30, 2004 (the “September Units”). In accordance with limited relief Starwood received from the staff of the Securities and Exchange Commission, the Reporting Persons (i) will pay the transferring limited partners the $735 per Unit purchase price for the March Units and June Units promptly following the Issuer’s confirmation that it will recognize the transfer of these Units to the Reporting Persons on March 31, 2004 and June 30, 2004, respectively, although the Reporting Persons will not be able to take title to such Units until March 31, 2004 and June 30, 2004, respectively, and (ii) will pay the transferring limited partners the $735 per Unit purchase price for the September Units promptly following recognition of their transfer on or after September 30, 2004. The Reporting Persons reserve the right, in their sole discretion, to pay for any or all of the September Units earlier than the date on which their transfer is recognized. Limited partners will retain the right to receive any dividends made in respect of the September Units they own until the Reporting Persons pay for such Units. The number of Units the beneficial ownership of which is reported in this Schedule is subject to final confirmation with the Issuer.

(b)	By virtue of their parent-subsidiary relationship, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by the other. Each of the Reporting Persons has: (i) sole power to vote or to direct the vote of 0 Units; (ii) shared power to vote or direct the vote of 33,799 Units; (iii) sole power to dispose or to direct the disposition of 0 Units; and (iv) shared power to dispose or direct the disposition of 33,799 Units.

(c)	Except for the transactions set forth above, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units reported by this statement.

(e)	Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Units, except for the Offer and the related Agreements of Assignment and Transfer (each, an “Agreement”) relating to the Units. The Units have been acquired in accordance with the terms of and conditions to the Offer and by the former holders thereof entering into the Agreements. A Form of Agreement (the “Form”) is attached as Exhibit B to this Schedule 13D.

     Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits.

     Exhibit A — Schedule 13D Joint Filing Agreement, dated March 1, 2004 by and among WHLP Acquisition LLC and Starwood Hotels & Resorts Worldwide, Inc.

     Exhibit B – Form of Agreement of Assignment and Transfer.

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2004

WHLP Acquisition LLC

	By:	/s/ Kenneth S. Siegel

	Name:	Kenneth S. Siegel
	Its:	Vice President and Secretary

Starwood Hotels & Resorts Worldwide, Inc.

	By:	/s/ Kenneth S. Siegel

	Name:	Kenneth S. Siegel
	Its:	Executive Vice President, General Counsel and Secretary